EXHIBIT TO ITEM 77I
Touchstone Funds Group Trust
Terms of New or Amended Securities

Touchstone Ultra Short Duration Fixed Income Fund Class S

The officers of Touchstone Funds Group Trust are authorized and directed to issue and sell shares of beneficial interest of the Touchstone Ultra Short Duration Fixed
Income Fund, Class S shares, to the public. Class S shares of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Declaration of Trust and the Multiple Class Plan
Pursuant to Rule 18f-3 of Touchstone Funds Group Trust.

A description of Class S shares of the Touchstone Ultra
Short Duration Fixed Income Fund is incorporated by reference to the Post-Effective Amendment No. 89 to the Registration Statement as filed with the SEC via EDGAR on October 30, 2017 (Accession No. 0000914243-17-000075).